VEON Ltd. announces Telenor share sale Amsterdam (26 March 2019) - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) - VEON Ltd. (“VEON” or the “Company”) today announced that Telenor East Holding II AS (“Telenor”) is offering for sale an aggregate of 85,000,000 common shares in the form of American Depositary Shares1 (“ADSs”) listed on the NASDAQ Global Select Market. This offering, which represents 4.9 per cent of VEON’s total outstanding equity, follows prior offerings by Telenor in September 2016, April 2017 and September 2017. Telenor currently owns approximately 257 million ADSs, which represent approximately 14.6 per cent of VEON’s total outstanding equity. Following the completion of the offering, Telenor is expected to hold 9.8 per cent of VEON’s total outstanding equity. The public offering price for the offering has not yet been determined. VEON is not offering any new ADSs in today’s transaction and will not receive any proceeds from the sale of ADSs by Telenor. Telenor's sale of ADSs in today’s transaction will not result in any dilution of the Company’s issued and outstanding common shares. Citigroup and J.P. Morgan will act as joint global coordinators and joint bookrunners for the offering. The offering will be made pursuant to the Company’s shelf registration statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on 23 May 2014, as amended (the “Registration Statement”). The ADSs will be offered only by means of a prospectus and an accompanying prospectus supplement forming a part of the effective Registration Statement. Prospective investors should read the prospectus included in the Registration Statement, the preliminary prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. The Registration Statement, the preliminary prospectus supplement and the documents incorporated by reference therein are available on the SEC’s website at: http://www.sec.gov. When available, copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (800) 831-9146; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (866) 803-9204. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there 1 Each ADS represents one common share of the Company.

be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit http:// www.veon.com For readers in the European Economic Area: In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State. For readers in the United Kingdom: This communication is being directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc.”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. DISCLAIMER This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “expect,” “will,” and similar words are intended to identify estimates and forward- looking statements. Forward-looking statements are not historical facts, and include statements relating to, among other things, the completion of the transaction described above. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the risk that the transaction described above will not be completed. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2018 and other public filings made by VEON with the SEC. The forward-looking statements included in this press release are made only as of the date hereof, and VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments. Furthermore, this press release contains, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014. CONTACT INFORMATION Investor Relations Corporate Communications Richard James Kieran Toohey ir@veon.com pr@veon.com Tel: +31 20 79 77 200 Tel: +31 20 79 77 200